53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
January 17, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Stephen Kim
Adam Phippen
Katherine Bagley
Mara Ransom

Re:	Shift4 Payments, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on November 27, 2019
CIK No. 0001794669

Ladies and Gentleman:

On behalf of Shift4 Payments, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on November 27, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 23, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

January 17, 2020

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Prospectus Summary

Overview, page 1

1.

We note your disclosure that “[you] are a leading provider of payment processing and technology solutions in the United States.” Please disclose the measure by which you determined that you are a “leading” provider. Make conforming changes to your filing, including to the description of your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 74 and 86.

Summary Risk Factors, page 6

2.

We note your disclosure that some of the most significant risks and challenges include “acquisitions create certain risks and may adversely affect [y]our business.” Please disclose whether you currently have any planned acquisitions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that currently there are no planned acquisitions. The Company further advises the Staff that it will update the disclosure in a subsequent filing should the Company enter into a definitive agreement with respect to any planned acquisition.

Risk Factors

Business risks

“Our inability to protect our systems and data from continually evolving cybersecurity . . .”, page 28

3.

We note your disclosure that “[yo]ur computer systems and the computer systems of [y]our merchants and software partners have been . . . subject to breaches.” Please briefly describe these breaches, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that there have been no material breaches of the Company’s computer systems or breaches of the computer systems of the Company’s merchants or software partners that have had a material impact on the Company.

Risks related to our organizational structure, page 42

4.

Please amend your risk factor disclosure to address the risks that the company’s dual-class share structure with differing voting rights may render its shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47.

January 17, 2020

“In certain cases, payments under the TRA . . .”, page 44

5.

We note your disclosure that, if you elect to terminate the TRA early, you would be required to make an immediate cash payment. Please provide an estimate of your liability under the TRA if you chose to terminate the agreement early, or tell us why you are unable to make such an estimate at this time.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that, while it is unable to provide an estimate of such liability at this time, it will do so in a subsequent filing when such estimate is available.

“The dual class structure of [y]our common stock has the effect of concentrating . . .”, page 46

6.

We note your disclosure that “[yo]ur Founder and Searchlight, individually or together, may have interests that differ from [shareholders] and may vote in a way with which [shareholders] disagree and which may be averse to [shareholders’] interests.” In an appropriate place in your filing, please disclose the actual and potential conflict(s) of interest of your Founder and Searchlight.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that there are no known conflicts of interest of its Founder or Searchlight. The Company has revised the disclosure on page 46.

“Our amended and restated certificate of incorporation will provide . . .”, page 49

7.

We note your disclosure that there is an exclusive forum provision in your certificate of incorporation. Please clearly disclose whether this provision applies to claims under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also disclose that, by agreeing to this provision, investors cannot be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, we note your disclosure that a court could find the choice of forum provision inapplicable or unenforceable. Please disclose whether you currently have reason to believe that this provision in unenforceable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 50 and 129.

January 17, 2020

Our Organization Structure, page 56

8.

Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See
Item 201(b)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57 and 58.

Organizational Structure Following this Offering, page 57

9.	Please briefly elaborate on what is meant by “the split between the number of LLC Interests,” and “the split of the number of shares of Class A common stock sold by Shift4Payments.”

Response: The Company respectfully acknowledges the Staff’s comment and has clarified the disclosure on page 60.

Management’s Discussion and Analysis of Financial Condition

Reorganization Transactions, page 75

10.

We note that you expect your payment obligations under the TRA to be “significant.” Please amend your disclosure to provide an estimate of the amount of these payments, or tell us why you are unable to do so.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that, while the Company expects such payment obligations to be significant based on a review of the TRA obligation of similarly situated companies, the Company does not yet have an estimate of such obligation. The Company will provide such estimate in “Unaudited Pro Forma Condensed Consolidated Financials Information” in a subsequent filing when such estimate is available.

Critical Accounting Policies

Income Taxes, page 84

11.

We note that you will be entering an agreement with Shift4 Payments, LLC and the continuing equity owners where you will be required to pay certain percentage of the amount of cash savings, if any, in U.S. federal, state or local tax that you realize based on Shift4 Payments, LLC’s classification as a partnership for federal and state income tax purposes. Given the atypical tax structure and the disclosure that you expect the payments required under the agreement will be substantial, please expand your current disclosure in Critical Accounting Policies section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that, while the terms of such agreement are still being negotiated, the Company will update the Registration Statement in a subsequent filing to include such terms.

January 17, 2020

Business

Our Company, page 86

12.

We note your disclosure that you derive the majority of your revenue through volume-based payments and transaction fees as well as subscription revenue for software and technology solutions. With a view to understanding your business model, please amend your disclosure to describe the manner by which you generate revenue from these different payments and fees. For example, disclose how you typically generate revenue from your merchant clients compared to your software partner clients. For your volume-based payments, disclose whether you charge fees per fixed volumes, or any other manner by which you receive fees for your services. For subscription revenue, disclose whether you charge subscription fees for a fixed time period, flat fees for all subscriptions, or any other manner by which you receive subscription revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 87.

13.

As a related matter, please disclose the percentage of your total revenue derived from merchant clients compared to software partners. Please also disclose the percentage of your total revenue derived from volume-based payments, transaction fees, and subscription agreements, respectively.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 87. The Company respectfully informs the Staff that it does not measure the percentage of its total revenue derived from merchant clients compared to software partners and as a result does not believe such information would be helpful to investors.

Our Market and Trends Impacting the Industry

Trends Impacting Merchants, page 93

14.	Please provide support for the following statements, or characterize them as management’s opinions or beliefs:

• “Software is catalyzing new growth opportunities and operating efficiencies, enabling merchants to adapt to a changing landscape;”

• “Merchants are heavily investing in software tools to boost productivity, access the latest technological innovations in the market and create a frictionless consumer experience;”

• “There has been a proliferation of solutions for both front-office (POS, loyalty, reservations, etc.) and back-office (employee scheduling, inventory management, accounting and reporting) functions;”

• “Existing multi-vendor solutions can often fail to keep up with consumer payment innovation . . . networks;” and

• “Brick-and-mortar merchants are increasingly turning to the power of analytical tools to extract valuable information about consumer spending behavior in order to compete with online commerce providers.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 95.

January 17, 2020

Trends Impacting ISVs, page 94

15.	Please provide support for the following statements, or characterize them as management’s opinions or beliefs:

• “[ISVs] are [differentiating their value proposition] by adding payments capabilities to their software suites, recognizing the importance of the capability;” and

• “ISVs are struggling to keep pace with the volume of new software solutions being created,” and “a significant number of merchants continue to use legacy software that lacks cloud connectivity infrastructure.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95.

Operations and Support Services, page 98

16.

We note your disclosure that you “leverage our over 30 years of operating history and domain expertise to ensure our obligations to our customers are maintained and fulfilled effectively;” however, elsewhere in your filing, you disclose that Shift4 Payments, LLC was founded in 1999. Please revise for consistency or explain this discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that while the Company was founded in 1999, it has acquired multiple companies in the hospitality sector that were founded prior to 1990, giving it over 30 years of operating experience in that space. The Company has revised the disclosure on page 101 to clarify the scope of its 30-plus year operating history.

Patents, Trademarks and Other Intellectual Property, page 100

17.	Please disclose the duration of your patents, and the impact on your business when or if any of these patents expire. See Item 101(c)(iv) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101.

January 17, 2020

Corporate Opportunity Doctrine, page 126

18.

We note your disclosure that your certificate of incorporation will not renounce your interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Shift4 Payments, Inc. Please clarify whether this provision applies to executive officers as well. Given the overlap and affiliation between your management, the Founder, and the Continuing Equity Owners, please explain in detail how you will determine the scope of this renunciation. For example, explain how you intend to delineate roles or establish meaningful guidelines for defining the capacity of a director or employee of your company. Please also amend your risk factor on page 50 to describe the potential difficulties, if any, in determining when an opportunity is presented in a specific capacity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50.

Consolidated Financial Statements of Shift4 Payments, LLC and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Note 14. Income Taxes, page F-25

19.

The reconciliation of the federal statutory rate to the effective income tax rates concludes with an effective income tax rate of 21.70%. Utilizing amounts presented in the Statement of Operations, the fiscal 2018 effective tax rate appears to be 7.1%. Please revise your disclosure in Note 14 or explain to us why no revision is needed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-25.

Note 19. Redeemable Preferred Units, page F-27

20.	Please revise to expand the current disclosure to provide all information required under ASC 480-10-50 and the paragraph 24 of ASC 480-10-S99-3A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-27.

January 17, 2020

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. In addition, the Company will provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. To date, no such written communications exist.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe

of LATHAM & WATKINS LLP

cc:	(via email)

Jared Isaacman, Shift4 Payments, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

Richard A. Fenyes, Simpson Thacher & Bartlett LLP

Joshua F. Bonnie, Simpson Thacher & Bartlett LLP